EXHIBIT 99.1

FOR IMMEDIATE RELEASE

Contact:

Rudy E. Schupp
Chief Executive Officer
(561) 616-3029

John Marino
President and Chief Financial Officer
(561) 616-3046

1st United Bancorp, Inc. Announces Earnings for the Three and Six Months ended June 30, 2011

Boca Raton, Fla. — July 27, 2011—(NASDAQ Global: FUBC) —1st United Bancorp, Inc. (“1st United”) reported net income of $1.064 million ($.03 earnings per share) for the three months ended June 30, 2011, compared to net income of $207,000 ($.01 earnings per share) for the three months ended June 30, 2010.

1st United reported net income of $1.419 million ($.05 earnings per share) for the six months ended June 30, 2011, compared to net income of $553,000 ($.02 earnings per share) for the six months ended June 30, 2010.

Highlights for the three and six months ended June 30, 2011:

Financial Condition

•	Total assets at June 30, 2011 were $1.26 billion, as compared to $1.27 billion at December 31, 2010.

•

Deposits were $1.020 billion at June 30, 2011, as compared to $1.065 billion at December 31, 2010. Approximately $60 million of wholesale time deposits assumed in the acquisition of The Bank of Miami, N.A. (“Bank of Miami”) in December, 2010, and anticipated to be redeemed during the six months ended June 30, 2011, were paid out, which was partially offset by a $26.4 million growth in non-interest bearing deposits. Non-interest bearing deposits now represent approximately 30% of total deposits at June 30, 2011, compared to 26% at December 31, 2010.

•

In March 2011, 1st United completed a common stock offering and issued 5,000,000 million shares at $6.50 per share which resulted in net proceeds of approximately $30.5 million. In April 2011, the underwriters exercised their overallotment option in full and the Company issued an additional 750,000 shares at $6.50 per share which resulted in net proceeds of approximately $4.5 million.

•

At June 30, 2011, 1st United had approximately $330.3 million in loans (approximately 41% of total loans), including $6.9 million of non-performing loans, and approximately $8.0 million in other real estate all covered by Loss Share Agreements with the FDIC. This compares to approximately $374.1 million (approximately 42.5% of total loans), including $519,000 in non-performing loans, and approximately $5.1 million in other real estate at December 31, 2010 all covered by Loss Share Agreements with the FDIC.

•

Non-performing assets that were not covered by Loss Share Agreements were reduced during the six months ended June 30, 2011 to $18.8 million (or 1.49% of total assets) from approximately $20.8 million (or 1.65% of total assets) at December 31, 2010. Total non-performing assets, including those covered by Loss Share Agreements, were $33.7 million (or 2.67% of total assets) at June 30, 2011 as compared to $26.4 million (or 2.08% of total assets) at December 31, 2011.

•

The allowance for loan losses at June 30, 2011 was $13.3 million (1.65% of total loans) and 81% of non-performing loans not covered by Loss Share Agreements. This compares to an allowance for loan losses at December 31, 2010 of $13.1 million (1.48% of total loans) and 71% of non-performing loans not covered by Loss Share Agreements.

•

Total risk-based capital ratio, Tier 1 capital ratio, and leverage ratio for 1st United at June 30, 2011 were 29.10%, 27.09% and 13.27%, respectively, and exceeded all regulatory requirements for “well capitalized.”

Operating Results

Net income of $1.064 million for the quarter ended June 30, 2011 was impacted by:

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Net Interest Margin was 5.35% for the quarter ended June 30, 2011 as compared to 4.13% for the quarter ended June 30, 2010. Approximately 153 basis points of the June 30, 2011 margin related to discount accretion ($2.2 million or 77 basis points) and the resolution of loans covered under the Loss Share Agreements above the discounted carrying values of the asset ($2.0 million or 76 basis points). Approximately 56 basis point of the June 30, 2010 margin related to discount accretion.

•	Acquisition and integration related costs which have since been eliminated related to the Bank of Miami acquisition for the quarter ended June 30, 2011 were $955,000.

•

Increase in service charges and fees on deposit accounts by $152,000 for the quarter ended June 30, 2011 over the same quarter in 2010 due to an increase in total deposit accounts as a result of The Bank of Miami acquisition.

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Included in non-interest income was $1.7 million of expense associated with the disposition of assets acquired in the FDIC assisted acquisitions at amounts above the discounted carrying values which resulted in a lower than anticipated loss on those assets.

•	The provision for loan losses was $1.45 million for the quarter ended June 30, 2011 as compared to $1.5 million for the quarter ended June 30, 2010.

Net income of $1.419 million for the six months ended June 30, 2011 was impacted by:

•

Net Interest Margin was 5.13% for the six months ended June 30, 2011 as compared to 4.20% for the six months ended June 30, 2010. Approximately 125 basis points of the June 30, 2011 margin related to discount accretion ($4.2 million or 75 basis points) and the resolution of loans covered under the Loss Share Agreements above the discounted carrying value of the asset ($2.6 million or 50 basis points). Approximately 58 basis point of the June 30, 2010 margin related to discount accretion.

•	Acquisition and integration related costs for the six months ended June 30, 2011 were $2.548 million.

•

Increase in service charges and fees on deposit accounts by $275,000 for the six months ended June 30, 2011 over the same period in 2010 due to an increase in total deposit accounts as a result of The Bank of Miami acquisition.

•

Included in non-interest income was $2.1 million of expense associated with the disposition of assets acquired in the FDIC assisted acquisitions at amount above the discounted carrying values which resulted in a lower than anticipated loss on those assets.

•	The provision for loan losses was $3.35 million for the six months ended June 30, 2011 as compared to $2.75 million for the six months ended June 30, 2010.

Management Comments:

“We are very pleased with our continued growth in core deposits since December 31, 2010. Our non-interest bearing deposits grew by approximately $26.4 million and now represent approximately 30% of our total deposits. Though we experienced a reduction in our loans since December 31, 2010, due partly by payoffs which we view as a sign of a healthy portfolio and a reduction in loans covered by Loss Share Agreements of almost $43.8 million, our new loan production continues to be strong. During the six months ended June 30, 2011, we had new loan production of $33 million, and our loan pipeline continues to remain strong. We continue to believe that our strong capital base, liquidity and overall financial strength will allow us the opportunity to continue to expand over time both organically as well as through potential acquisitions,” said Warren S. Orlando, Chairman.

“The integration of The Bank of Miami, N.A. acquisition was successfully completed during the quarter ended June 30, 2011. Our staff continues to do a good job in not only retaining but growing new business. There continue to be economic challenges in the markets we serve. Our non-performing assets not covered under loss share agreements decreased at June 30, 2011 from March 31, 2011 balances and were reduced by over 9% since December 31, 2010. Overall, we were pleased with our $1.064 million earnings for the quarter given that it included approximately $955,000 of personnel and integration related costs which we eliminated by the end of the quarter,” said Rudy E. Schupp, Chief Executive Officer.

“We continue to provide significant loan reserves to cover the challenges of new and often lower appraised values of collateral and the on-going economic weakness in our local markets. We remain vigilant and will continue to monitor asset quality and act quickly to resolve problem assets as they are identified. Our classified and past due loans not covered by Loss Share Agreements continue to stabilize,” said John Marino, President and Chief Financial Officer.

For interested persons, 1st United will be hosting an investor call to review the quarterly results at 11:00 a.m. Eastern Daylight Savings Time on Thursday, July 28, 2011. The number for the conference call is (800) 857-9849 (Passcode: First United). A replay of the conference call will be available beginning the afternoon of July 28, 2011 until August 11, 2011 by dialing (888) 567-0479 (domestic), using the passcode 1423.

About 1st United Bancorp, Inc.

1st United is a financial holding company headquartered in Boca Raton, Florida. 1st United’s principal subsidiary, 1st United Bank, is a Florida chartered commercial bank, which now operates 15 branches in South Florida, including Brevard, Broward, Indian River, Miami-Dade, and Palm Beach counties. 1st United’s principal executive office and mailing address is One North Federal Highway, Boca Raton, FL 33432 and its telephone number is (561) 362-3435. 1st United’s stock is listed on the NASDAQ Global Market under the symbol “FUBC”.

Forward Looking Statements
Any non-historical statements in this press release are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on current plans and expectations that are subject to uncertainties and risks, which could cause 1st United’s future results to differ materially. The following factors, among others, could cause our actual results to differ: our ability to integrate the business and operations of companies and banks that we have acquired, and those that we may acquire in the future; the failure to achieve expected gains, revenue growth, and/or expense savings from future acquisitions; our need and our ability to incur additional debt or equity financing; the strength of the United States economy in general and the strength of the local economies in which we conduct operations; the accuracy of our financial statement estimates and assumptions, including the estimate of our loan loss provision; the effects of harsh weather conditions, including hurricanes, and man-made disasters; inflation, interest rate, market, and monetary fluctuations; the effects of our lack of a diversified loan portfolio, including the risks of geographic and industry concentrations; the frequency and magnitude of foreclosure of our loans; legislative and regulatory changes, including the Dodd-Frank Act; our ability to comply with the extensive laws and regulations to which we are subject; the willingness of clients to accept third-party products and services rather than our products and services and vice versa; changes in securities and real estate markets; increased competition and its effect on pricing; technological changes; changes in monetary and fiscal policies of the U.S. Government; the effects of security breaches and computer viruses that may affect our computer systems; changes in consumer spending and saving habits; growth and profitability of our non-interest income; changes in accounting principles, policies, practices or guidelines; anti-takeover provisions under federal and state law as well as our Articles of Incorporation and our Bylaws; and our ability to manage the risks involved in the foregoing. These factors, as well as additional factors, can be found in our periodic and other filings with the SEC, which are available at the SEC’s internet site (http://www.sec.gov). Actual results may differ materially from projections and could be affected by a variety of factors, including factors beyond our control. Forward-looking statements in this press release speak only as of the date of the press release, and 1st United assumes no obligation to update forward-looking statements or the reasons why actual results could differ.

SELECTED FINANCIAL DATA	June 30, 2011	December 31, 2010

(unaudited)	(Amounts in thousands, except per share data)

BALANCE SHEET DATA
Total assets	$1,260,265	$1,267,752
Total gross loans	802,111	879,389
Allowance for loan losses	13,273	13,050
Cash and cash equivalents	175,746	119,752
Securities available for sale	135,801	102,289
Other real estate owned	10,184	7,506
Goodwill and other intangible assets	48,046	48,297
FDIC loss share receivable	57,493	71,537
Deposits	1,020,171	1,064,687
Non-interest bearing deposits	307,718	281,285
Shareholders’ equity	212,198	174,050

SELECTED ASSET QUALITY DATA, CAPITAL AND ASSET QUALITY RATIOS

Equity/assets	16.84%	13.73%
Non-accrual and loans past due greater than 90 days loans/total loans	2.93%	2.15%
Allowance for loan losses/total loans	1.65%	1.48%
Allowance for loan losses/non-accrual loans	57.02%	69.09%
Leverage ratio	13.27%	11.78%
Tier 1 risk based capital	27.09%	21.62%
Total risk based capital	29.10%	23.71%

	For the three months ended June 30,

	2011	2010

INCOME STATEMENT DATA (unaudited)	(Amounts in thousands, except per share data)

Interest income	$16,302	$11,483
Interest expense	1,588	1,960

Net interest income	14,714	9,523
Provision for loan losses	1,450	1,500

Net interest income after provision for loan losses	13,264	8,023
Non-interest income	(368)	1,024
Non-interest expense	11,158	8,694

Income before taxes	1,738	353
Income tax expense	674	146

Net income	$1,064	$207

PER SHARE DATA
Basic earnings per share	$0.03	$0.01
Diluted earnings per share	$0.03	$0.01
Book value per common share	$6.94	$6.98

SELECTED OPERATING RATIOS
Return on average assets	0.33%	0.08%
Return on average shareholders’ equity	2.03%	0.48%
Net interest margin	5.35%	4.13%

Average assets	$1,272,600	$1,049,288
Average shareholders’ equity	$209,979	$173,603

Number of shares of outstanding common stock	30,557,603	24,781,660

	For the six months ended June 30,

	2011	2010

INCOME STATEMENT DATA (unaudited)	(Amounts in thousands, except per share data)

Interest income	$30,983	$22,992
Interest expense	3,312	4,014

Net interest income	27,671	18,978
Provision for loan losses	3,350	2,750

Net interest income after provision for loan losses	24,321	16,228
Non-interest income	360	1,925
Non-interest expense	22,347	17,237

Income before taxes	2,334	916
Income tax expense	915	363

Net income	$1,419	$553

PER SHARE DATA
Basic earnings per share	$0.05	$0.02
Diluted earnings per share	$0.05	$0.02
Book value per common share	$6.94	$6.98

SELECTED OPERATING RATIOS
Return on average assets	0.23%	0.11%
Return on average shareholders’ equity	1.46%	0.64%
Net interest margin	5.13%	4.20%

Average assets	$1,259,776	$1,037,028
Average shareholders’ equity	$193,914	$173,056

Number of shares of outstanding common stock	30,557,603	24,781,660